UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-38176

Venator Materials PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Titanium House, Hanzard Drive, Wynyard Park Stockton-On-Tees, TS22 5FD, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

This Report on Form 6-K is incorporated by reference into the registration statements on Form S-3 (File No. 333-238699) and on Form S-8 (File No. 333-219982 and File No. 333-253826) of Venator Materials PLC, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Resignation of Director

On August 9, 2022, Kathy Patrick resigned as a member of the Board of Directors (the “Board”) of Venator Materials PLC (the “Company”). Ms. Patrick’s resignation was not the result of any disagreement with the Company.

Appointment of Director

On August 9, 2022, the Board appointed Miguel Kohlmann to serve as a member of the Board. The Board determined, after applying the Company’s independence criteria, that Mr. Kohlman is an independent director. Mr. Kohlmann was also appointed to the Audit Committee of the Board and the Compensation Committee of the Board, replacing Ms. Patrick upon her departure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VENATOR MATERIALS PLC

/s/ SEAN PETTEY
Assistant Secretary

Dated: August 9, 2022